August 31, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Extraction Oil & Gas, LLC

Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted July 8, 2016
CIK No. 1655020

Ladies and Gentlemen:

Set forth below are the responses of Extraction Oil & Gas, LLC, a Delaware limited liability company (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2016, with respect to Amendment No. 3 to Draft Registration Statement on Form S-1, CIK No. 1655020, submitted to the Commission on July 8, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (“Submission No. 4”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 4, as well as three copies of Submission No. 4 marked to show all changes made since the last submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment #5 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Submission No. 4 unless otherwise specified.

Prospectus Summary, page 1

Our Business Strategies, page 4

1.                                      New disclosure at pages 5 and 101 states that your “firm long-haul transportation contracts provide us with a strong strategic advantage....” However, in response to prior comment 12, you stated that the pricing is “at market rates under a FERC-approved tariff” and that your business “is not substantially dependent upon the

Transportation Agreement.” You also assert that the agreement “contains pricing and other terms similar [to] the transportation contracts that are available with other transportation companies operating in the DJ Basin.” If you retain it, please revise your new disclosure to explain how these contracts can provide you with a “strong strategic advantage” in these circumstances.

RESPONSE:                            We have revised the Registration Statement to remove the referenced disclosure. Please see pages 5 and 102.

Risk Factors, page 20

Our executive officers and directors may allocate their time, page 36

2.                                      In this new risk factor, you state in part that your “executive officers are engaged in other business endeavors, including XTR Midstream.” However, reference to the related disclosure in the Management section at page 130 does not appear to identify any such endeavors for either Mr. Owens or Mr. Kelley. Please expand the sketches at page 130 to provide the particulars for each of those individuals, as Item 401(e) of Regulation S-K would require.

RESPONSE:                            We advise the Staff that Holdings no longer intends to spin XTR Midstream out to its equity holders and have revised the Registration Statement accordingly. In addition, none of our executive officers are engaged in other business endeavors. Consequently, we have removed the above referenced risk factor. Please see page 37.

3.                                      Similarly, despite your new disclosure at pages 7 and 126 indicating that certain of your officers and directors “are executive officers and directors of XTR Midstream,” none of the six biographical sketches in the Management section references that entity. Please revise the sketches, where applicable, to provide the pertinent information. Also, please disclose the anticipated percentage of his professional time that each listed executive officer or director will devote to your business.

RESPONSE:                            We advise the Staff that Holdings no longer intends to spin XTR Midstream out to its equity holders and that none of our executive officers are engaged in other business endeavors, and we have revised the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Critical Accounting Policies and Estimates, page 86

Oil and Gas Reserves, page 87

4.                                      Your response to prior comment 8 states that the sensitivity analysis showing reductions in your proved reserves volumes that would result from a 10% decrease in SEC pricing was not based on any specific scenario that was deemed reasonably likely to occur by management. Comment 18 in our letter dated November 6, 2015 requested the disclosure of quantified information regarding the effects of current commodity prices based on potential scenarios you deem reasonably likely to occur. Revise to provide this type of disclosure as part of your discussion of material trends and uncertainties that have the potential to impact your reported reserve quantities.

RESPONSE:                            We advise the Staff that, because commodity prices are volatile and outside of our control, we cannot predict future commodity prices with reasonable certainty. The sensitivity analysis included in the Registration Statement was intended to provide investors an additional data point regarding our reserves but was not intended to represent management’s estimate as to future commodity pricing scenarios. In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to provide investors with the impact to the estimated future net revenues of our proved reserves and our estimated proved reserves volumes as of December 31, 2015, using (i) the beginning of the prior six-months average prices as of June 30, 2016 (which resulted in unweighted average first-day-of-the-month prices for such six-month period of $39.13/Bbl for oil and $1.87/MMBtu for natural gas) and (ii) the average forward commodity price strip as of June 30, 2016 for the six-month period ended December 31, 2016 (which resulted in average prices of $49.54/Bbl for oil and $2.90/MMBtu for natural gas). See pages 88 and 89.

Extraction Oil & Gas Holdings, LLC

Notes to Financial Statements, page F-19

Note 14 - Supplemental Oil, Natural Gas and NGL Reserve Information (Unaudited), page F-53

5.                                      We note the standardized measure projects development of 128.5 MMBOE of proved undeveloped reserves with future development costs of $1,141 million over the next five years. The unit development cost appears to be about $9/BOE [=$1,141 million/128.5 MMBOE]. The unit cost for the 2015 PUD conversion appears (page 108) to be $13/BOE [=$94.6 million/7.2 MMBOE].

Please explain the reasons for this lower five year unit cost. Given that proved reserves are required to be economically producible “under existing economic conditions,” we would expect these conversion costs to reflect the levels you have incurred. Please provide us with the individual total well costs and associated EURs for the horizontal Codell and the horizontal Niobrara wells you drilled/completed in the fourth quarter of 2015 and, if available, the first quarter of 2016. Address your treatment of drilled but uncompleted or “DUC” wells, i.e., whether they were included with converted PUDs.

RESPONSE:                            We advise the Staff that the decrease from the 2015 PUD unit development costs to the December 31, 2015 Reserve Report PUD unit development costs is due to future drilling that is focused on areas with a higher return of BOE reserves than those drilled during 2015.  During 2015, we converted 31 gross (23 net) wells from PUDs to PDP, all of which were within areas with a lower return of BOE reserves within the Wattenberg Field.  Additionally, as commodity prices decreased throughout 2015, we were able to negotiate lower costs with our service providers.  The majority of these cost decreases occurred in the second half of 2015.

For the six months ended June 30, 2016, our drilling and completion was focused in areas within the Wattenberg field with higher return of BOE reserves.  For example, for the six months ended June 30, 2016, we converted 19 gross (12 net) wells from PUDs to PDP that were included in our proved reserves as of December 31, 2015.  The unit development costs for the PUDs converted to PDP for this period was $7.46/BOE, inclusive of all drilling and completion costs incurred.

We have provided the individual total well costs and associated EURs for the horizontal Codell and the horizontal Niobrara wells we drilled/completed in the fourth quarter of 2015 and the first two quarters of 2016 in the Supplemental Letter.

In addition, we advise the Staff “DUC” wells were included with converted PUDs for the year ended December 31, 2015 in the PUD roll-forward disclosure on page 110.  There were 10 gross (7.7 net) wells that were drilled during 2014 but completed in 2015, and if all future development costs for these wells had been in development costs through completion (i.e. including 2014 drilling costs), the estimated development costs would have been $42.7 million and proved reserves of 2,835 MBOE. If the drilling costs incurred in 2014 on these DUC wells had been incurred in 2015, our unit development costs for all PUDs converted to PDP in 2015 would have been $16.53/BOE.  As adjusted, this prior conversion cost is higher than the current estimate, primarily due to these wells having a lower return of BOE reserves, and did not include the lower costs incurred from service providers during the second half of 2015.  PUD reserves associated with such DUC wells represented approximately 4% of total proved undeveloped reserves at December 31, 2014.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours,

EXTRACTION OIL & GAS, LLC

By:	/s/ Russell T. Kelley, Jr.
Name:	Russell T. Kelley, Jr.
Title:	Chief Financial Officer

Enclosures

cc:                                Mark A. Erickson, Chairman and Chief Executive Officer

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.

Sean T. Wheeler, Latham & Watkins LLP

Angel Salinas, PricewaterhouseCoopers LLP